July 14, 2006
VIA EDGAR
Jim B. Rosenberg
Senior Assistant Chief Accountant
Mail Stop 6010
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549

Re:	Alion Science and Technology Corporation (the “Company”)
Form 10-K for Fiscal Year Ended September 30, 2005 (the “Annual Report”)
Filed January 31, 2006
File No. 333-89756
Dear Mr. Rosenberg:
     With respect to the above captioned filing, we enclose the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission set forth in the comment letter dated July 7, 2006 (the “Comment Letter”), relating to the above referenced filing.
     We have included the Staff’s comments in the order presented in the Comment Letter and numbered according to the numbering scheme employed in the Comment Letter.
1. You state in your letter filed May 11, 2006 that in connection with your acquisition of CATI you recognized deferred revenue for future contractually obligated services sufficient to permit recognition of a reasonable profit for all work expected to be performed post-acquisition. You also stated in your letter filed April 21, 2006 that you increased goodwill by the same amount. Please tell us your accounting basis for recognizing the goodwill and deferred revenue.
In accordance with SFAS No. 141, we allocated a portion of the CATI purchase price to fixed-price development contracts that were in progress as of the acquisition date based upon the status and economics of the contracts. Consistent with the provisions of Paragraph 35 of the Statement, the amount allocated to an acquired contract was based upon the estimated fair value of the contract at the date of acquisition.
The fair value assigned to the acquired contract was determined based on the remaining amounts to be billed under the contract, reduced by the estimated costs to complete the contract and an allowance for normal profit (based on industry comparable rates and third-party data) related to the activities that were to be performed by the company after the acquisition. Estimated costs and profits in excess of anticipated future billings was credited to unbilled accounts receivable and debited to goodwill in the purchase accounting entries. Any credit unbilled balances not offset by accounts receivable were then classified to deferred revenue as a part of the final purchase accounting. In the case of certain CATI contracts, the resulting amount was recorded as a liability in the purchase accounting, effectively increasing goodwill.

As we performed contractually required work, we recognized revenue and reduced our deferred revenue liability.
2. In addition, your letter dated May 11, 2006 appears to indicate that you recorded intangible assets. Please clarify the discrepancy between that response and the previous response which indicated that you recorded goodwill.
The purchase accounting for intangibles included the fair value of acquired software developed for external use and resale, purchased contract backlog, and work-in-process (WIP) related to future performance on fixed-priced contracts. To clarify our previous response, the fair values of acquired software and purchased contract backlog were entered as intangible assets on the balance sheet. The WIP was recorded as described in the answer to 1, above. In the CATI transaction, the largest of the acquired intangible assets was classified as goodwill.
3. Also, please clarify your reference to anticipated losses being recognized as deferred revenue in your response to comment 5 in your letter received March 13, 2006 and the basis for the accounting treatment for those anticipated losses. Please confirm, per our conversation on June 7, 2006, that the total contracts acquired from CATI and IPS were overall profitable and the anticipated contract losses indicated in your response letter received March 13, 2006 related only to some of the acquired contracts that you believed at the time could go into a loss position. Also confirm that you have not had any contract losses to date related to these acquired contracts.
The reference to anticipated losses, deferred revenue and goodwill in Comment 5 in our March 31, 2006 letter has been clarified in the answer to comment 1, above. We confirm that the CATI and IPS contracts were overall profitable, and anticipated losses related to only some of the acquired CATI contracts. The ultimate cost and profits were correctly recorded and reported in Alion’s operating results. We also confirm that we had no losses to date related to the acquired contracts.
     Please call the undersigned at (703) 918-4493 with any questions. We appreciate the Staff’s cooperation.
Sincerely,
Alion Science and Technology Corporation

/s/ John M. Hughes
John M. Hughes
Executive Vice President, Chief Financial Officer
and Treasurer

cc:	Sasha Parikh, Staff Accountant, United States Securities and Exchange Commission
Bahman Atefi, Chairman and CEO, Alion
Jim Fontana, Senior Vice President and GC, Alion
Marc Paul, Baker & McKenzie LLP
Kurt Gabouer, KPMG LLP